UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fathom Digital Manufacturing Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31189Y 103

(CUSIP Number)

John R. May

c/o CORE Industrial Partners Fund I GP, LLC

150 North Riverside Drive, Suite 2050

Chicago, IL 60606

(312) 566-4880

Copy to:

Steven J. Gavin

James R. Brown

Winston & Strawn LLP

352 W. Wacker Drive

Chicago, IL 60601

(312) 558-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,377,883(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,377,883(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,377,883(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%(3)
14.	TYPE OF REPORTING PERSON PN

(1)

This number excludes 4,417,507 unvested shares of Class A Common Stock of the Issuer, par value $0.0001 per share (“Class A Common Stock”) owned by the Reporting Person that are subject to forfeiture (the “Earnout Shares”). The Earnout Shares will vest in three equal tranches, with each tranche vesting at each of the following share price thresholds: $12.00, $15.00 and $20.00. The achievement of the price threshold will be determined based on a volume-weighted average price (“VWAP”) of the Class A Common Stock for 20 trading days within any 30 trading day period or a change of control transaction of the Issuer that implies the same per share value as the applicable price threshold. The earnout period will be five years from the date of the closing of the Business Combination (as defined herein) or December 23, 2026. If such vesting requirements are not achieved during the five-year earnout period, the Earnout Shares will be forfeited.

(2)	Power is exercised through the Reporting Person’s general partner, CORE Industrial Partners GP I, LLC (“CORE Fund I GP”) and its sole managing member, John R. May.
(3)

The calculation is based on 136,239,295 shares of common stock issued and outstanding as of April 4, 2023 (assuming the exchange of all of the 66,692,781 shares of outstanding Class B common stock, per value $0.0001 per share (“Class B Common Stock”) of the Issuer) as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 7, 2023 (the “2022 10-K”) and excludes 10,267,500 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I Parallel, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,420,144(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,420,144(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,420,144(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	This number excludes 1,668,834 Earnout Shares owned by the Reporting Person.
(2)	Power is exercised through the Reporting Person’s general partner, CORE Fund I GP and its sole managing member, John R. May.
(3)

The calculation is based on 136,239,295 shares of common stock issued and outstanding as of April 4, 2023 (assuming the exchange of all of the 66,692,781 shares of outstanding Class B Common Stock) as reported in the 2022 10-K and excludes 10,267,500 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS CORE Industrial Fund Partners GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 85,798,027(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 85,798,027(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,798,027(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	This number excludes 6,386,341 Earnout Shares controlled by the Reporting Person.
(2)	Reporting Person holds power over shares owned by the CORE Funds. Power is exercised through the Reporting Person’s sole managing member, John R. May.
(3)

The calculation is based on 136,239,295 shares of common stock issued and outstanding as of April 4, 2023 (assuming the exchange of all of the 66,692,781 shares of outstanding Class B Common Stock) as reported in the 2022 10-K and excludes 10,267,500 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS John R. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 85,798,027(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 85,798,027(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,798,027(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	This number excludes 6,386,341 Earnout Shares controlled by the Reporting Person.
(2)

John R. May is the sole managing member of CORE Fund I GP, and in that capacity may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by CORE Fund I GP. CORE Fund I GP holds power over shares held by the CORE Funds.

(3)

The calculation is based on 136,239,295 shares of common stock issued and outstanding as of April 4, 2023 (assuming the exchange of all of the 66,692,781 shares of outstanding Class B Common Stock) as reported in the 2022 10-K and excludes 10,267,500 Earnout Shares.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 amends and restates the statement on Schedule 13D, dated January 3, 2021 and filed with the SEC on January 3, 2021 (the “Original Statement”) relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Fathom Digital Manufacturing Corporation, a Delaware Corporation (the “Company” or the “Issuer”). The principal executive offices of the Issuer are located at 1050 Walnut Ridge Drive, Hartland, WI 53029.

ITEM 2.	IDENTITY AND BACKGROUND.

(a),(f) This statement is being filed by CORE Industrial Partners Fund I, L.P., a Delaware limited partnership (“CORE Fund I”), CORE Industrial Partners Fund I Parallel, LP, a Delaware limited partnership (“Core Parallel Fund I” and, together with CORE Fund I, the “CORE Funds”), CORE Industrial Fund Partners GP I, LLC, a Delaware limited liability company (“CORE Fund I GP”), and John R. May, a natural person residing in the State of Florida and a citizen of the United States of America. The CORE Funds, CORE Fund I GP and John R. May are each individually referred to as a “Reporting Person” and collectively, as the “Reporting Persons.”

(b) The business address of each of the CORE Funds and CORE Fund I GP is 150 North Riverside Drive, Suite 2050, Chicago, IL 60606. The principal business address of John R. May is 80 SW 8th Street, Suite 2750, Miami, FL 33130.

(c) The principal business of each of the CORE Funds is the ownership of equity interests in various entities. The principal business of CORE Fund I GP is the ownership of general partner interests of each of the CORE Funds. John R. May owns equity interests in various entities and is a director of the Issuer.

(d)-(e) None of the Reporting Persons nor their respective executive officers, managers or directors, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws None of the Reporting Persons have been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, the Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities reported herein were received as consideration in connection with a Business Combination (as defined below).

On December 23, 2021 (the “Closing Date”), the Issuer consummated the business combination (the “Closing”) pursuant to that certain Business Combination Agreement, dated as of July 15, 2021 (such agreement, as amended on November 16, 2021, the “Business Combination Agreement”) by and among the Issuer, Fathom Holdco, LLC (“Fathom OpCo”), certain of the Reporting Persons and the other parties thereto. The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”

Under the Business Combination Agreement and in connection therewith, a subsidiary of the Issuer merged with and into Fathom OpCo (the “Merger”) with Fathom OpCo surviving the Merger pursuant to which certain of the Reporting Persons exchanged their Fathom OpCo units for blended consideration consisting of cash, shares of Class A Common Stock of the Issuer, limited liability company units in Fathom OpCo (the “Fathom OpCo Units”), and shares of the Issuer’s vote-only, non-economic Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) in an equivalent number to the number of Fathom OpCo Units received.

The Business Combination was accomplished through an Up-C structure, and the mix of consideration received reflects the implementation of such structure. Certain of the Reporting Persons are also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the Amendment thereto, included with this Statement as Exhibits 1 and 2 and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Class A Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire all or a portion of the shares of Class A Common Stock (or securities exchangeable for Class A Common Stock) in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Class A Common Stock (or securities exchangeable for Class A Common Stock) in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a)	The aggregate number and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.	CORE Fund I is the direct beneficial owner of 63,377,883 shares of Class A Common Stock, which constitutes 46.9% of the outstanding shares of Class A Common Stock.

2.	CORE Parallel Fund I is the direct beneficial owner of 22,420,144 shares of Class A Common Stock, which constitutes 16.6% of the outstanding shares of Class A Common Stock.

3.

As a result of its role as the general partner of each of the CORE Funds, CORE Fund I GP is the indirect beneficial owner of 85,798,027 shares of Class A Common Stock, which constitutes 63.5% of the outstanding shares of Class A Common Stock.

4.

As a result of his role as the sole managing member of CORE Fund I GP, John R. May may be deemed the indirect beneficial owner of 85,798,027 shares of Class A Common Stock, which constitutes 63.5% of the outstanding shares of Class A Common Stock.

(b)	The power to vote and dispose of the shares of Class A Common Stock beneficially owned each of the Reporting Persons is as follows:

1.

CORE Fund I has shared voting power and shared dispositive power with respect to 63,377,883 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

2.

CORE Parallel Fund I has shared voting power and shared dispositive power with respect to 22,420,144 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

3.

CORE Fund I GP has shared voting power and shared dispositive power with respect to 85,798,027 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

4.

John R. May has shared voting power and shared dispositive power with respect to 85,798,027 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

(c)

There have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Class A Common Stock being reported on this Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference.

Investor Rights Agreement

In connection with the Closing of the Business Combination, the Company entered into an investor rights agreement (the “Investor Rights Agreement”) with the CORE Funds, and certain other equityholders of the Company and/or Fathom OpCo named therein. The Investor Rights Agreement provides for an initial ten-person Board, consisting of nine individuals to be designated by the CORE Funds, which initially include Carey Chen, TJ Chung (Chair), Dr. Caralynn Nowinski Collens, David Fisher, Maria Green, Peter Leemputte, Ryan Martin, John May and Robert Nardelli, and Adam DeWitt, an independent director who was mutually agreed upon by the CORE Funds and Altimar Sponsor II, LLC (the “Sponsor”) in accordance with the terms of the Investor Rights Agreement.

Under the Investor Rights Agreement, the CORE Funds have certain continued nomination rights for a number of directors ranging from the majority of the Board to one director, while they beneficially own shares of common stock in excess of certain ownership percentages of the amount owned by the CORE Funds on the Closing Date, as determined in accordance with the Investor Rights Agreement. In particular, from and after the Closing Date, the CORE Funds have the right, but not the obligation, to nominate to the Board a number of designees equal to at least: (i) a majority of the Board’s seats, so long as the CORE Funds beneficially own shares of common stock representing at least 50% of the total shares of Company common stock beneficially owned by the CORE Funds immediately after the Closing (the “Original Amount”), (ii) 35% of the Board’s seats, in the event that the CORE Funds beneficially own shares of common stock representing at least 20% but less than 35% of the Original Amount, (iii) 20% of the Board’s seats, in the event that the CORE Funds beneficially own shares of common stock representing at least 10% but less than 20% of the Original Amount and (iv) one director, in the event that the CORE Funds beneficially own shares of common stock representing at least 5% of the Original Amount. For purposes of calculating the number of directors that the CORE Funds are entitled to nominate pursuant to the immediately preceding sentence, any fractional amounts shall automatically be rounded up to the nearest whole number (e.g., 1-1/4 directors shall equate to 2 directors) and any such calculations shall be made after taking into account any increase in the size of the Board. In addition, for so long as the CORE Funds beneficially own shares of common stock representing at least 5% of the Original Amount, CORE Funds will have the right to designate a person to attend meetings of the Board (including any meetings of any committees thereof) in a non-voting observer capacity.

The parties to the Investor Rights Agreement agreed (subject to exceptions for permitted transfers) to a contractual lock-up on the sale of Class A Common Stock held by them for the period beginning on the Closing Date and ending one hundred eighty (180) days thereafter (the “Lock-Up Period”).

In addition, the CORE Funds and the other parties to the Investor Rights Agreement agreed to the vesting terms of the Earnout Shares (as defined above). After expiration of the Lock-Up Period, the unvested Earnout Shares will not be transferable and those already vested Earnout Shares will only be transferable to those permitted transferees under the Investor Rights Agreement. In the event that any unvested Earnout Shares have not vested on or prior to the fifth (5th) anniversary of the Closing Date, those Earnout Shares that have not vested will automatically be forfeited and surrendered to the Company for no consideration.

Registration Rights Agreement

At the Closing of the Business Combination, the Company also entered into a registration rights agreement with the continuing equity owners of Fathom OpCo (the “Legacy Fathom Owners”) and the other parties thereto (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Company granted to the Legacy Fathom Owners (including the CORE Funds), and the other parties thereto customary demand, shelf and piggyback registration rights. The Company is required to file within thirty days of the Closing a shelf registration statement registering the public resale of the shares of common stock of the Company held by such stockholders (the “Shelf Registration Statement”), and cause the Shelf Registration Statement to be declared effective as promptly as practicable after the filing thereof and no later than the earlier of (A) 60 calendar days after the filing thereof (or, in the event the Securities and Exchange Commission (the “SEC”) reviews and has written comments to the Shelf Registration Statement, the 90th calendar day following the filing thereof) and (B) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that it will not review the Shelf Registration Statement.

Fathom OpCo Operating Agreement

On the Closing Date, Fathom OpCo, the Company and the other members named therein entered into the Second Amended and Restated Limited Liability Company Agreement of Fathom Holdco, LLC (the “Fathom OpCo Operating Agreement”) which provides, among other things, that the Company will serve as the managing member of Fathom OpCo, and for a redemption right with respect to vested Fathom OpCo Units. Pursuant to the terms of the redemption right, each vested Fathom OpCo Unit (together with a corresponding number of shares of the Issuer’s Class B Common Stock) will be redeemable, subject to certain limitations, for either one share of Class A Common Stock, or, at the Company’s or Fathom OpCo’s election, cash of an equivalent value, pursuant to and in accordance with the terms of the Fathom OpCo Operating Agreement.

Subject to certain limitations, the Company, as the managing member of Fathom OpCo, will have the sole authority to manage the business, properties and affairs of Fathom OpCo in accordance with the Fathom OpCo Operating Agreement and applicable law. Pursuant to the Fathom OpCo Operating Agreement, except with respect to “tax distributions” described below, the Company has the right to determine when distributions will be made to the members of Fathom OpCo and the amount of any such distributions, subject to certain limitations provided therein. The Fathom OpCo Operating Agreement provides for mandatory “tax distributions” to the members of Fathom OpCo if the taxable income of Fathom OpCo gives rise to taxable income for its members (including the Company), and previous distributions to the members with respect to the applicable taxable period are less in the aggregate than the amount of such members’ income tax liability with respect to such taxable income.

Tax Receivable Agreement

In connection with the Closing of the Business Combination, the Company entered into a tax receivable agreement (the “Tax Receivable Agreement”) by and among the Company, Fathom OpCo, each of the Exchange TRA Parties (as defined in the Tax Receivable Agreement) party thereto, each of the Blocker TRA Parties (as defined in the Tax Receivable Agreement) party thereto and CORE Industrial Partners Management LP, in its capacity as TRA Party Representative (as defined in the Tax Receivable Agreement). Pursuant to the Tax Receivable Agreement, the Company will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of tax basis in certain assets and other tax attributes of the Company or the Fathom Blockers (as defined in the Tax Receivable Agreement) at the time of the Business Combination, any increases in tax basis and other tax benefits related to the payment of cash consideration pursuant to the Business Combination Agreement and any increases in tax basis and other tax benefits resulting from any exchange of Fathom OpCo Units (together with a corresponding number of shares of the Issuer’s Class B Common Stock) for shares of Class A Common Stock or cash in the future or from any payment under the Tax Receivable Agreement.

The Tax Receivable Agreement provides that, in certain events, including a change of control, breach of a material obligation under the Tax Receivable Agreement, or the Company’s exercise of early termination rights, the Company’s obligations under the Tax Receivable Agreement will accelerate and the Company will be required to make a lump-sum cash payment to the Exchange TRA Parties and the Blocker TRA Parties (each as defined in the Tax Receivable Agreement) and other applicable parties to the Tax Receivable Agreement equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Company’s future taxable income.

On April 4, 2023, the Tax Receivable Agreement was amended and restated (the “Amended and Restated Tax Receivable Agreement”) by the Company and the Core Funds, which hold a controlling interest in the Company. The purpose of the amendment and restatement was (i) the technical correction of an inadvertent omission from the original Tax Receivable Agreement of certain intended tax benefits to affiliates of the CORE Funds which directly or indirectly owned interests in Fathom OpCo prior to the Business Combination through entities taxed as C-corporations and (ii) to replace LIBOR with SOFR as the reference interest rate in the agreement for the several interest rates applicable under the agreement.

The Amended and Restated Tax Receivable Agreement was reviewed and approved by the Company’s Audit Committee in accordance with the Company’s related person transaction policy because the CORE Funds are “Related Persons” as defined under the policy and the amount of benefits potentially involved under the agreement exceeds $120,000.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Investor Rights Agreement, Registration Rights Agreement, OpCo Operating Agreement and the Amended and Restated Tax Receivable Agreement included with this Statement as Exhibits 3 through 6, respectively, and incorporated herein by reference

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Business Combination Agreement, dated July 15, 2021 (incorporated by reference to Annex C of the Issuer’s 424b3, filed on December 3, 2021).

2	Amendment No. 1 to the Business Combination Agreement, dated November 16, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 16, 2021).

3	Investor Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

4	Registration Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

5	OpCo Operating Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

6	Amended and Restated Tax Receivable Agreement, dated April 4, 2023 (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on April 7, 2023).

7	Joint Filing Agreement, dated January 3, 2022 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Original Statement filed on January 3, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2023

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:	CORE INDUSTRIAL FUND PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS FUND I PARALELL, LP

By:	CORE INDUSTRIAL FUND PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL FUND PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

JOHN R. MAY

/s/ John R. May
Name:	John R. May, Individually